Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359
LEVEL 23, 56 PITT STREET



03024120

03 JUN 25 AM 7:21

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**17 June 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**3 pages (including cover sheet)**

SUPPL

US$100 million Unsecured Senior Notes Issue

Please see attached copy of an announcement released to the Australian Stock Exchange yesterday afternoon.

Yours sincerely

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dlw 6/30



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

17 June 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

US$100 million Unsecured Senior Notes Issue

On 3 June 2003 (New York time) we announced that Burns Philip Capital Pty Limited and Burns Philp Capital (U.S.) Inc. (both wholly owned subsidiaries of Burns, Philp & Company Limited), Burns, Philp & Company Limited and certain of its subsidiaries entered into an agreement to sell US$100 million 9 ½% senior notes due 2010 (*Notes*).

Settlement of the Notes issue and delivery of the net proceeds took place on Monday 16 June 2003 (New York time).

The Notes are unsecured, senior obligations of Burns Philp Capital Pty Limited and Burns Philp Capital (U.S.) Inc., and are fully and unconditionally guaranteed on an unsecured senior basis by Burns, Philp & Company Limited and certain of its existing and future subsidiaries. A portion of the proceeds of the Notes issue was used to repay the US$65 million tranche of the company's US$335 million secured senior term loan facility and the remainder will be used for working capital and other general corporate purposes.

The Notes were offered only to qualified institutional buyers in the United States, pursuant to rule 144A of the United States Federal Securities Act of 1933, as amended *(the Securities Act)*, and outside the United States pursuant to Regulation S under the Securities Act.

The Notes initially will not be registered under the Securities Act and therefore may not be offered or sold in the United States without registration or an applicable exemption from the registration requirements of the Securities Act. It is anticipated that a registration statement will be filed under the Securities Act to permit exchange of the Notes for the registered Notes.

This announcement shall not constitute an offer to sell or the solicitation of any offer to buy the Notes or any securities issuable upon exchange of the Notes in the United States or any other jurisdiction.

The information contained herein does not constitute an offer of securities of Burns, Philp & Company Limited, or of any of its subsidiaries, for sale in the United States. Securities of Burns, Philp & Company Limited, or of any of its subsidiaries, may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities of Burns, Philp & Company Limited, or of any of its subsidiaries, in the United States will be made by means of a prospectus that may be obtained from Burns, Philp & Company Limited and will contain detailed information about Burns, Philp & Company Limited and its management, as well as financial statements.

There is currently no prospectus available in the United States, and no prospectus will be issued in connection with this issue in Australia or any other jurisdiction.

Yours faithfully



HELEN GOLDING
Company Secretary

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 369

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INT'L +61 (2) 92591371
FAX: (02) 9247 3272

03 JUN 23 PM 7:21

FACSIMILE

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**20 June 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**49 pages (including cover sheet)**

EXTRAORDINARY GENERAL MEETING

Please see attached copy of an announcement released to the Australian Stock Exchange this afternoon.

Yours sincerely



HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

20 June, 2003

Mr. Graham Gates
Announcements Officer
Australian Stock Exchange
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

EXTRAORDINARY GENERAL MEETING

In accordance with Listing Rule 3.17, I enclose a copy of the following documents to be mailed to shareholders, optionholders and holders of Burns Philp converting preference shares:

1. Covering letter;
2. Notice of Extraordinary General Meeting (including Chairman's letter, Explanatory Memorandum and Independent Expert's Report); and
3. Proxy Form.

The Extraordinary General Meeting will be held at the Wesley Theatre, Lower Ground Floor, Wesley Conference Centre, 220 Pitt Street, Sydney on Wednesday 23 July 2003 at 10.30am.

An explanation of the proposed resolutions is set out in the Explanatory Memorandum annexed to the Notice of Meeting

Yours faithfully



HELEN GOLDING
Company Secretary

Encl

g:GatesASX 20June2003 EGM.doc

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

20 June 2003

Dear Securityholder

An Extraordinary General Meeting of Burns, Philp & Company Limited will be held at the Wesley Theatre, Lower Ground Floor, Wesley Conference Centre, 220 Pitt Street, Sydney on Wednesday, 23 July 2003 at 10.30am. The location of the Wesley Conference Centre is indicated below.

Right to Attend and Vote at the Meeting

If you are a holder of Burns Philp ordinary shares at the record time for the Extraordinary General Meeting (10pm Sydney time on 21 July 2003), you are entitled to attend and vote at the Meeting.

Please bring the enclosed Appointment of Proxy form with you to enable you to pass quickly through the registration procedure. If you are unable to attend, I encourage you to please complete and forward the enclosed Appointment of Proxy form to ASX Perpetual Registrars Limited in the enclosed reply paid envelope or forward by facsimile to (02) 8280 7646, international 61 2 8280 7646. The Appointment of Proxy form may also be sent to the registered office of the Company as shown above. It must be received by 10.30am on Monday, 21 July 2003, to be valid.

If you do not hold Burns Philp ordinary shares, but hold converting preference shares and/or options, you are welcome to attend the Extraordinary General Meeting as a visitor, but you have no right to vote at the meeting.

Yours sincerely



Helen Golding
Company Secretary



If you have any enquiries please call:

Shareholder information lines:	Australia New Zealand	1300 888 943 0800 006 675
Media:	Graham Canning Peter Brookes	0418 866 214 0407 911 389

INCORPORATED IN NEW SOUTH WALES AUSTRALIA IN 1883
PRINCIPAL COMPANY OF THE BURNS PHILP GROUP OF COMPANIES

Burns Philp

Burns, Philp & Company Limited (ABN 65 000 000 359)

Notice of Extraordinary General Meeting

Explanatory Memorandum and Independent Expert's Report

For meeting to be held at 10.30am on Wednesday, 23 July 2003
at the Wesley Theatre, Lower Ground Floor, Wesley Conference Centre,
220 Pitt Street, Sydney, New South Wales

Table of Contents

This is an important document. Please read it carefully.

It contains the resolutions which will be voted upon at the general meeting on Wednesday, 23 July 2003. If you are unable to vote in person at the general meeting, please complete the enclosed proxy form and return it by 10.30am (Sydney time) on Monday, 21 July 2003 in accordance with the instructions.



BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

20 June 2003

Dear Shareholder

Company capital and funding arrangements

On behalf of the Board of Burns, Philp & Company Limited (**Burns Philp**), I am pleased to invite you to vote on certain matters to be considered at an Extraordinary General Meeting of Burns Philp to be held on 23 July 2003.

As you will be aware, Burns Philp has recently completed the successful takeover of Goodman Fielder Limited (**Goodman Fielder**).

The takeover of Goodman Fielder represents a continuation of Burns Philp's strategy to broaden its participation in the branded and non-branded food and non-alcoholic beverage industries. As a result of the Goodman Fielder takeover, Burns Philp has achieved a broader participation in the consumer branded food industry in Australasia.

This exciting opportunity for growth and consolidation was only made possible by various funding initiatives. The takeover of Goodman Fielder was financed by a combination of existing cash reserves, certain externally funded financing facilities, and equity proceeds received on the early exercise of options by the Deputy Chairman and largest shareholder of Burns Philp, Mr Hart and his company, Rank Group Limited (**Rank**).

I enclose a copy of a Notice of Extraordinary General Meeting, a proxy form and an explanatory memorandum distributed in connection with this meeting. As you will see, the meeting has been called to enable shareholders to consider and if thought fit approve resolutions:

- authorising the provision of financial assistance by Goodman Fielder in connection with the acquisition of shares in Goodman Fielder; and
- resolutions to allow Mr Hart, through Rank, to exercise options already on issue and convert existing converting preference shares into ordinary shares of Burns Philp.

Under the funding arrangements for the takeover, Burns Philp was required to ensure Goodman Fielder and certain of its subsidiaries provide guarantees and/or securities in respect of Burns Philp's external financings. Burns Philp may also repay certain funding arrangements using the cash flows of Goodman Fielder and its subsidiaries and from the proceeds from the sale (if any) of assets of Goodman Fielder and its subsidiaries. This and other transactions Goodman Fielder and its subsidiaries may enter into may constitute "financial assistance" under the Corporations Act. Goodman Fielder and its subsidiaries are not permitted to provide this "financial assistance" to Burns Philp unless certain shareholder approvals of all of the relevant Goodman Fielder companies and Burns Philp (as the listed holding company of Goodman Fielder) are given. The approval for that "financial assistance" under the Corporations Act is now being sought from Burns Philp shareholders.

As a special meeting was needed to be held to obtain approval from Burns Philp shareholders to the giving of financial assistance by Goodman Fielder and its subsidiaries, it was considered appropriate to also put to the meeting certain other "housekeeping" matters relevant to a small number of the Options and the Converting Preference Shares currently held by Rank, a company associated with Mr Hart.

You may recall that Burns Philp implemented a $300 million recapitalisation plan during 1998 and 1999 which involved the issue of notes and options to Burns Philp's shareholders. In 2001 Burns Philp undertook a further capital raising of $240 million of converting preference shares to facilitate the refinancing of Burns Philp's existing debt and to enable it to pursue growth opportunities. Mr Hart subscribed more than A$280,000,000 to these recapitalisation initiatives. Shareholders are asked to approve (in Resolutions 2 and 3) the exercise of some of the options and the conversion of all of the converting preference shares currently held by Rank in the financial interests of Burns Philp. Rank's voting power resulting from the exercise of the options and the conversion of the converting preference shares is unlikely to exceed the level approved by shareholders at the extraordinary general meetings in relation to Burns Philp's recapitalisation in 1998 and 1999.

The independent directors (being Mark Burrows, Tom Degnan, Fred Smith and I) have commissioned an independent expert's report from PricewaterhouseCoopers Securities Ltd in connection with Resolutions 2 and 3. That report addresses the fairness and reasonableness of the resolutions to approve the exercise of the options and the conversion of the converting preference shares by Rank as regards shareholders other than Rank and its associates. **The PricewaterhouseCoopers report concludes that the proposals set out in those Resolutions are fair and reasonable to non associated shareholders in the circumstances.** A copy of that report accompanies the Notice of Extraordinary General Meeting.

All directors recommend that shareholders vote in favour of Resolution 1. The independent directors recommend that shareholders vote in favour of Resolutions 2 and 3. Further details and explanatory notes relating to the resolutions are set out in the attached Explanatory Memorandum that has been prepared for shareholders.

I urge you to carefully read the Explanatory Memorandum before deciding how to vote on these resolutions.

Yours sincerely



Alan McGregor
Chairman

Key Information

What are shareholders approving?

The shareholders are asked to approve the following resolutions:

- Resolution 1 – Special Resolution to approve Financial Assistance (Corporations Act, section 260B(2))
- Resolution 2 – Ordinary Resolution to approve the issue of shares on the exercise of Options by Rank (Corporations Act, section 611 item 7)
- Resolution 3 – Ordinary Resolution to approve the conversion of Converting Preference Shares by Rank (Corporations Act, section 611 item 7)

If all of the resolutions are passed, it will permit:

- Goodman Fielder and certain subsidiaries to provide guarantees and securities and other financial assistance enabling Burns Philp to comply with its funding arrangements, including in relation to the Takeover Bid (Resolution 1);
- Rank (which is associated with Mr Hart) to increase its voting power by the exercise of options (Resolution 2) and conversion of Converting Preference Shares (Resolution 3).

Who cannot vote on the resolutions?

- Resolution 1 — All shareholders can vote
- Resolutions 2 and 3 — Rank and its associates must not vote

Meeting and how to exercise your vote

Venue

A meeting of the shareholders of Burns, Philp & Company Limited will be held at:

Wesley Theatre, Lower Ground Floor,
Wesley Conference Centre,
220 Pitt Street,
Sydney NSW 2000
10.30am (Sydney time)
on Wednesday, 23 July 2003

How to vote

You may vote by attending the meeting in person or by proxy.

Voting in person

To vote in person, attend the meeting on Wednesday, 23 July 2003 at the Wesley Theatre, Lower Ground Floor, Wesley Conference Centre, 220 Pitt Street, Sydney. The meeting will commence at 10:30am (Sydney time).

Voting by proxy

To vote by proxy, please complete and sign the **personalised proxy form** enclosed with this Notice of Meeting as soon as possible and return the form so that it is received no later than 10:30am (Sydney time) on Monday, 21 July 2003.

- The form may be returned by post in the reply paid envelope provided to: ASX Perpetual Registrars Limited, Burns, Philp & Company Limited, Reply Paid 1513, Sydney South NSW 1234.
- Alternatively, the proxy form may be faxed to ASX Perpetual Registrars Limited on facsimile number (02) 8280 7646 (International +612 8280 7646).

Burns, Philp & Company Limited (ABN 65 000 000 359) Notice of Extraordinary General Meeting

Notice is given to the members of Burns, Philp & Company Limited (**Burns Philp**) that an Extraordinary General Meeting of Burns Philp will be held at the Wesley Theatre, Lower Ground Floor, Wesley Conference Centre, 220 Pitt Street, Sydney, New South Wales on Wednesday, 23 July 2003 at 10.30am. The purpose of the meeting is to consider and, if thought fit, to pass the following resolutions:

Resolution 1

Special resolution by listed holding corporation to approve the financial assistance provided by Goodman Fielder and its subsidiaries to BPC1 Pty Limited to acquire shares in Goodman Fielder (section 260B(2) of the Corporations Act)

Shareholders are asked to consider and, if thought fit, pass the following resolution as a special resolution:

> *"That, in accordance with section 260B(2) of the Corporations Act 2001 (Cth), approval is given for the financial assistance provided by Goodman Fielder and its subsidiaries, each a subsidiary of Burns Philp, to BPC1 Pty Limited in connection with the share acquisitions by BPC1 Pty Limited, as described in the explanatory memorandum to members of Burns Philp explaining the purpose and effect of this resolution."*

An explanation of the proposed approval for the financial assistance, constituted by a number of guarantees and securities and other transactions entered into by Goodman Fielder and its subsidiaries which will assist BPC1 Pty Limited to finance the acquisition of the shares in Goodman Fielder is contained in the Explanatory Memorandum annexed to this Notice.

Rank and its associates are permitted to vote on this resolution.

Resolution 2

Ordinary resolution to approve the exercise of options by Rank (section 611 item 7 of the Corporations Act)

Shareholders are asked to consider and, if thought fit, pass the following resolution as an ordinary resolution:

> *"That in accordance with section 611 item 7 of the Corporations Act 2001 (Cth), approval is given for the issue of 31,320,000 shares to Rank pursuant to the exercise of 31,320,000 options over unissued shares, being part of a parcel of Options acquired by Rank from Trimark Investments Management Inc on 9 December 1999."*

An explanation of the proposed approval for the exercise of options is contained in the Explanatory Memorandum annexed to this Notice.

Neither Rank nor any of its associates are permitted to vote on this resolution.

Resolution 3 **Ordinary resolution to approve the conversion of Converting Preference Shares by Rank (section 611 item 7 of the Corporations Act)**

Shareholders are asked to consider and, if thought fit, pass the following resolution as an ordinary resolution:

> *That in accordance with section 611 item 7 of the Corporations Act 2001 (Cth), approval is given for the conversion to ordinary shares of up to 537,644,211 Converting Preference Shares which Rank holds in Burns Philp.*

An explanation of the proposed approval for the conversion of the Converting Preference Shares is contained in the Explanatory Memorandum annexed to this Notice.

Neither Rank nor any of its associates are permitted to vote on this resolution.

Proxies If you are unable to attend the meeting, you may appoint a person to act as your proxy at the meeting by completing the enclosed proxy form. Please note that Proxy forms must be received at:

ASX Perpetual Registrars Limited
Level 8
580 George Street
Sydney NSW 2000

not less than 48 hours before the time for holding the meeting.

By order of the Board

Dated: 20 June 2003



Helen Golding
Company Secretary

Notes on voting

Voting entitlement

For the purposes of the Extraordinary General Meeting, **only those persons holding shares at 10:00pm Sydney time on Monday, 21 July 2003 (the Meeting Record Date) will be treated as shareholders**. This means that if you are not the registered holder of a relevant share at that time you will not be entitled to vote in respect of that share.

Proxies

A member entitled to attend and cast 2 or more votes at the meeting is entitled to appoint **not more than 2 proxies**, who need not be members of Burns Philp, to attend, speak and vote in his/her stead.

Where 2 proxies are appointed a separate form should be used for each and each proxy must be appointed to represent a specified proportion of the member's voting rights. If 2 proxies are appointed insert the relevant percentage or number of shares in respect of which the appointment is made. If the appointment does not specify the proportion or number of the shareholders' votes each proxy may exercise, each proxy may exercise half the votes.

Should you wish to vote by proxy, please complete the proxy form, included with this Notice, and return it to ASX Perpetual Registrars Limited, Burns, Philp & Company Limited, Reply Paid 1513, South Sydney NSW 1234 not later than 10.30am on Monday, 21 July 2003. Alternatively, the proxy form may be faxed to ASX Perpetual Registrars Limited on facsimile number (02) 8280 7646 ((International +612 8280 7646).

Explanatory Memorandum

This Explanatory Memorandum and its attachments are important documents. Please read them carefully.

If you are not able to vote in person at the Extraordinary General Meeting of Burns Philp, please complete the enclosed proxy form and return it in the reply paid envelope to ASX Perpetual Registrars Limited, Burns, Philp & Company Limited, Reply Paid 1513, South Sydney NSW 1234 by 10.30am on Monday, 21 July 2003. Alternatively the proxy form may be faxed to ASX Perpetual Registrars Limited on facsimile number 02 8280 7646 (international + 61 2 8280 7646).

1 Proposed resolutions

1.1 Resolution 1 – financial assistance

It is proposed that a resolution be passed as a special resolution of the members of Burns Philp to approve Goodman Fielder and its subsidiaries giving financial assistance to BPC1 Pty Limited, a subsidiary of Burns Philp.

This resolution is required under the Corporations Act to effect undertakings that Burns Philp provided to its financiers in connection with the takeover of Goodman Fielder (the **Takeover**). These undertakings include that:

- Goodman Fielder and (subject to certain exceptions) its Australian subsidiaries enter into guarantees and/or charges over Goodman Fielder group assets to secure the amounts payable under Burns Philp's financing facilities; and
- in certain circumstances, Burns Philp use the free cash flow and proceeds of the sale of any assets of Goodman Fielder and its subsidiaries to repay some or all of Burns Philp's financing facilities.

It is also possible that Goodman Fielder and its subsidiaries will provide further financial assistance to Burns Philp.

Shareholders are asked to approve Resolution 1, which approves these arrangements with Goodman Fielder and its subsidiaries. Resolution 1 has no adverse effect on Burns Philp.

1.2 Resolution 2 – exercise of Options

As at 20 June 2003, Burns Philp had on issue 253,962,022 Options, which have an exercise price of $0.20. These were issued under the recapitalisation proposals implemented in 1998 and 1999. All of the Options expire in accordance with their terms on 14 August 2003. Burns Philp expects that, assuming the share price maintains its current levels, all Options will be exercised before their expiry.

As at 20 June 2003, Rank and its associates held 34,494,086 Options to acquire ordinary shares in Burns Philp. In Extraordinary General Meetings held in 1998 and 1999, shareholders gave approval to Rank to acquire shares under the exercise of its Options, which, depending on the occurrence of certain events, could have had the effect of taking its voting power to a maximum of 59.46%. However, the exercise of 31,320,000 of Rank's remaining Options requires an additional approval by shareholders for the purposes of section 611 item 7. If exercise by Rank of those Options is not approved, Rank would sell those Options or immediately sell the shares issued on the exercise of those Options in order to realise some value for them.

Resolution 2, if passed by shareholders, will allow Rank to exercise 31,320,000 Options before their expiry in addition to the other Options it is already permitted to exercise under earlier shareholder approvals.

1.3 Resolution 3 – conversion of Converting Preference Shares

As at 20 June 2003, Burns Philp had 797,371,199 Converting Preference Shares on issue which, subject to their terms of issue, automatically convert into ordinary shares in August 2006 (**Conversion Date**) and are convertible at the holder's option at any time before then. Burns Philp does not expect holders of these shares to convert prior to the Conversion Date as the Converting Preference Shares pay an annual dividend of 7.5% on the issue price of 30 cents until conversion. The ordinary shares do not currently pay a dividend.

Rank currently holds 537,644,211 Converting Preference Shares, the conversion of which has not yet been approved by shareholders for the purposes of section 611 item 7. If conversion of Rank's Converting Preference Shares is not approved, Rank will be prevented by the Corporations Act from converting them and accordingly will, by the terms of issue of the Converting Preference Shares, continue to hold its Converting Preference Shares after the Conversion Date until it is entitled to convert them under the Corporations Act.

Resolution 3, if passed by shareholders, will allow Rank to convert its Converting Preference Shares on or before the Conversion Date.

Resolutions 1, 2 and 3 are explained in further detail below.

2 Resolution 1 – financial assistance (section 260B(2) of the Corporations Act)

2.1 Background

On 3 January 2003, BPC1 Pty Limited, a wholly owned subsidiary of Burns Philp, made a takeover bid for all of the ordinary shares in Goodman Fielder. The Takeover closed on 28 March 2003 with Burns Philp having acquired more than 95% of Goodman Fielder shares. Burns Philp has commenced compulsory acquisition proceedings under the Corporations Act pursuant to which it expects to acquire all remaining shares and options over shares in Goodman Fielder.

Burns Philp paid for the Goodman Fielder shares acquired under the Takeover using, among other sources, the Takeover Facilities. Burns Philp has also used the Takeover Facilities to discharge some of Burns Philp's existing debt, and to lend to Goodman Fielder funds to enable Goodman Fielder to discharge some of its interest bearing debt.

In addition to the Takeover Facilities, Burns Philp lent funds (the **GF Notes Loans**) to Goodman Fielder to:

- refinance amounts borrowed by Goodman Fielder to finance the prepayment of the GF Notes (being for US$200 million); and
- pay a premium on the early redemption of the GF Notes and accrued but unpaid interest on the Notes (being approximately US$40 million).

The Takeover Facilities and the GF Notes Loans are referred to in this Explanatory Memorandum as the Facilities.

2.2 Financial assistance

Some of the Facilities require Burns Philp to procure Goodman Fielder and (subject to certain exceptions) each of its Australian and other subsidiaries to give certain benefits to Burns Philp assisting it to complete the Takeover. Those benefits include:

- entering into guarantees and securities in respect of certain of the Facilities. This will in turn require under the terms of the other Facilities, guarantees and/or securities to also be given in respect of those Facilities. Guarantees and/or securities may also be given in respect of other financial obligations of Burns Philp; and
- in certain circumstances, prepayment of certain Facilities using certain free cash flow and proceeds of sale of any assets of Goodman Fielder and its subsidiaries.

In addition to the above benefits, Goodman Fielder and its subsidiaries may otherwise provide such financial assistance as Burns Philp may request.

The entry into and performance of the Facilities will financially assist Burns Philp to acquire the shares in Goodman Fielder by enabling it to comply with its obligations under the financing arrangements used to acquire those shares.

2.3 Shareholder approval

Section 260B of the Corporations Act allows financial assistance to be given by a company (if it does not cause the company to become insolvent or would otherwise result in the directors breaching their duties) if it is approved by:

- a unanimous resolution by the shareholders of the company (namely Goodman Fielder and each of its Australian subsidiaries); and
- a special resolution of any holding company which is the ultimate Australian holding company of the company or a listed company immediately after the acquisition (being Burns Philp and, in respect of each of Goodman Fielder's subsidiaries, Goodman Fielder).

Under the second limb, being section 260B(2) of the Corporations Act, shareholder approval of Burns Philp is sought because it is the holding company of Goodman Fielder and each of its subsidiaries.

For the purposes of this resolution Rank and its associates will be permitted to vote.

2.4 Advantages of the proposed resolution

The advantages of the proposed resolution include:

- the directors of Burns Philp believe that the Takeover Facilities were the most efficient form of financing available to finance the Takeover, specifically the acquisition of the Goodman Fielder shares;
- if the resolution is not approved, Burns Philp will (to the extent possible under the financing documents) have to negotiate alternative re-financing and would expect to incur break costs and transaction fees;
- if the resolution is not approved, the counter-party financiers in relation to the financing may exercise their right to demand a repayment of all money owing or contingently owing by Burns Philp to those financiers (which may trigger further defaults in other financial arrangements of Burns Philp).

2.5 Disadvantages of the proposed resolution

The directors of Burns Philp do not believe there is any disadvantage to Burns Philp in approving the proposed resolution.

3 Resolution 2 – exercise of Options by Rank (Section 611 item 7 of the Corporations Act)

3.1 Overview

Rank currently holds 34,494,086 Options to acquire ordinary shares in Burns Philp, which have an exercise price of $0.20 and expire on 14 August 2003, of which 31,320,000 were acquired by Rank from Trimark on 9 December 1999 (the **Trimark Options**).

If all optionholders exercise their Options before expiry in August 2003, the exercise by Rank of the Trimark Options would result in Rank being issued a total of 31,320,000 shares taking its shareholding to 1,091,671,101 shares which, subject to certain assumptions, equates to voting power of 53.72% of the voting shares of Burns Philp.

3.2 Shareholder approval

Section 611 item 7 of the Corporations Act permits an acquisition of shares in a company by virtue of an issue if the issue has been agreed to by a resolution passed at a general meeting at which no votes were cast in relation to the resolution in respect of any shares held by:

- the person to whom the shares are to be allotted (ie Rank); or
- a person associated with Rank.

Shareholder approval is required in order to issue additional shares that will increase Rank's voting power in Burns Philp. For the purpose of this approval Rank and its associates will be unable to vote.

3.3 Background to the Trimark Options - Rank's cash injections

In August 1998, Burns Philp undertook to its then financiers to use its best endeavours to obtain an A$300 million capital injection to pay its then outstanding and significant debts (the **Recapitalisation**).

The Recapitalisation involved the issue of notes and accompanying Options exercisable at 20 cents and expiring on 14 August 2003 to Burns Philp's major shareholders at the time, including Rank. The Recapitalisation occurred in three stages:

- the first stage of the Recapitalisation occurred in August 1998 and involved Rank paying cash of $115,552,661 for which Rank was issued notes and Options in Burns Philp;
- the second stage of the Recapitalisation occurred in December 1999 and involved Rank paying for the shortfall in the first stage, providing Burns Philp with a further $48,446,902 in return for notes and Options.
- the third stage of the Recapitalisation, which also occurred in December 1999, was a rights issue involving the issue of notes and Options to all shareholders of Burns Philp who wished to participate. Rank was one of the underwriters to this third stage and, as shareholder and underwriter, Rank acquired a further 66,130,960 Options giving Burns Philp another $13,226,192 to repay its debts.

The exercise of Rank's Options issued to it under the first stage was approved by Burns Philp's shareholders at an Extraordinary General Meeting held on 26 February 1998 (**1998 Meeting**). The exercise of Rank's Options issued to it under the second and third stages were approved by Burns Philp shareholders at an Extraordinary General Meeting on 11 June 1999 (**1999 Meeting**).

After the 1999 Meeting; one of the other underwriters for the third stage wished to dispose of some of their Options. Rank again acquired the shortfall of these Options.

As Rank acquired these Options after the 1999 Meeting, shareholders did not have a chance to approve their exercise.

There are 31,320,000 Trimark Options, which remain to be exercised. If shareholder approval is not granted, Rank will sell the Trimark Options on-market.

3.4 Effect of exercise of Trimark Options on Rank's voting power

As at 20 June 2003, Rank had voting power of 59.45%. When Rank exercises its remaining 3,174,086 Approved Options, Rank's voting power will be between 52.99% and 59.46% depending on the timing of the exercise of non-Rank Options. The exercise of the Trimark Options by Rank is likely to result in a small increase in its voting power from these amounts, again, depending on the timing of the exercise of non-Rank options. Possibly, the exercise of the Trimark Options will not result in an increase.

After the exercise of the Trimark Options, Rank's voting power could increase to be between 53.72% and 60.22%. The higher number assumes no further non-Rank Options are exercised between 20 June 2003 and before the Options expire, which is very unlikely. The Independent Directors expect that all non-Rank Options will be exercised before the Options expire and therefore expect that the lower level of voting power of 53.72% will result.

It is also possible that Rank's voting power could decrease. This would happen if Converting Preference Shares (other than those held by Rank) are converted before Rank exercises its Trimark Options. The directors do not expect that many of the Converting Preference Shares will be converted before their automatic Conversion Date. However, it is possible that such conversion will increase the number of shares on issue and reduce Rank's voting power accordingly.

The directors note that at the 1998 Meeting and 1999 Meeting, Burns Philp's shareholders voted in favour of Rank exercising Options, which depending on the occurrence of certain events, could have had the effect of taking its voting power up to a maximum of 59.46%. Rank's exercise of the Trimark Options is unlikely to result in an increase above the level already considered and approved by Burns Philp's shareholders.

3.5 Independent expert's report

Where shareholder approval for the acquisition of shares under section 611 item 7 is sought, ASIC's Policy Statement 74 indicates that it is strongly desirable that the independent directors commission an independent expert's report. That report must accompany the Notice of Extraordinary General Meeting which is despatched to shareholders.

In particular, the report must address the fairness and reasonableness of the issue as regards the non-participating shareholders. The Independent Directors have commissioned an independent expert's report from PricewaterhouseCoopers which appears at Annexure A to this Explanatory Memorandum.

The PricewaterhouseCoopers' report concludes that the issue of the shares on the exercise of the Trimark Options is fair and reasonable to the non associated shareholders of Burns Philp. You should read the report in full.

3.6 Other required information

In addition, ASIC Policy Statement 74 requires that the Explanatory Memorandum set out certain prescribed information, which is set out below.

(a) **The identity, associations with the person who will be issued the shares (and with any of its associates) and qualifications of any person who is intended or will become a director if the shareholders agree to the issue.**

Rank does not intend to make any additions to the board consequent upon the exercise of its Trimark Options. However, the board has resolved to appoint Mr Bryce Murray, an employee of Rank, as an addition to the board of Burns Philp. In accordance with the ASX Listing Rules and Burns Philp's constitution, Mr Murray will stand for re-election at the forthcoming Annual General Meeting.

(b) **Intentions of Rank**

Rank proposes to support the present proposals of Burns Philp to complete a general broad based review of Goodman Fielder's structure and operations, with a view to identifying opportunities to enhance the performance of existing Goodman Fielder businesses through:

- profit improvement measures involving a wide range of initiatives, including (but not limited to) overhead cost reductions, focused marketing expenditure, reductions in shrinkage and waste and more efficient logistics and distribution; and
- improved capital management achieved through more selective capital expenditure and working capital criteria.

(c) **When the issue is to be completed**

The issue of shares to Rank upon the exercise of the Trimark Options could occur at any time between the date of the resolution approving their exercise and their expiry date, which is 14 August 2003.

(d) **The interests of the directors in the resolution**

Mr Graeme Hart is a related party of Burns Philp by virtue of his position as a director of Burns Philp, and he also controls Rank Group Limited. Mr Hart will be entitled to the shares issued to Rank upon exercise of the Options held by Rank.

(e) **The identity of the directors who approved or voted against the proposal to put the resolution to shareholders and the relevant explanatory memorandum.**

The following directors voted as follows in relation to putting the resolution to shareholders:

Director	Vote
Alan McGregor AO	For
Mark Burrows	For
Thomas Degnan	For
Fred Smith	For

Note: As Mr Graeme Hart has an interest in the outcome of this resolution, he absented himself from the Board Meeting and did not vote in relation to this resolution. Mr Bryce Murray was not a director at the time the resolution was adopted.

(f) **The recommendation or otherwise of each director as to whether non-associated shareholders should agree to the allotment and the reasons for that recommendation or otherwise.**

The Independent Directors, Alan McGregor, Mark Burrows, Tom Degnan and Fred Smith recommend that the non-associated shareholders vote in favour of the resolution for the reasons set out in this Explanatory Memorandum.

4 Resolution 3 – conversion of Rank's Converting Preference Shares (Section 611 item 7 of the Corporations Act)

4.1 Overview

Rank holds 537,644,211 Converting Preference Shares issued to it as part of Burns Philp's recapitalisation and refinancing initiatives approved by shareholders of Burns Philp in an Extraordinary General Meeting on 15 June 2001.

4.2 Shareholder approval

Resolution 3 relates to the approval of Rank's conversion of its Converting Preference Shares into ordinary voting shares. For the purpose of this approval Rank and its associates will be unable to vote.

Irrespective of whether or not this approval is given, Rank can increase its voting power in other lawful ways, for example, by 3% "creep" acquisitions every 6 months. (The takeover provisions permit a person to increase voting power or "creep" on a rolling basis of 3% every six months.)

4.3 Background to the Converting Preference Shares

Under the terms of the issue, the Converting Preference Shares have a five-year term and a fixed cumulative dividend of 7.5% per annum on the issue price of 30 cents, paid quarterly. Each Converting Preference Share will convert into one ordinary share at any time during its five year term at the option of the holder, or otherwise on the fifth anniversary of the issue. The conversion ratio will be adjusted in certain circumstances, including on the final conversion date if any cumulative dividend remains undeclared.

However, also under the terms of issue, a holder cannot convert and the Converting Preference Shares will not automatically convert on the Conversion Date if such conversion would result in the holder being in contravention of section 606 of the Corporations Act. As Rank would be precluded by the Corporations Act from converting all its Converting Preference Shares on the Conversion Date, Rank will be required to convert the Converting Preference Shares that do not convert on the Conversion Date as soon as possible after the Conversion Date under the 3% creep provision. Assuming that all outstanding Options are exercised and all other Converting Preference Shares are converted and Rank does not increase its voting power in the 6 months before the Conversion Date, Rank will be able to convert approximately 480,000,000 of its Converting Preference Shares shortly after the Conversion Date. Rank will not be able to convert its remaining Converting Preference Shares until February 2007.

After the Conversion Date, Rank's Converting Preference Shares will continue to have a dividend entitlement in accordance with the terms of the Converting Preference Shares. The dividend entitlement after the Conversion Date will be the same as any dividend which is declared out of profit on the ordinary shares of Burns Philp. Rank would be entitled to preference as to payment of that dividend, if any.

Rank's voting power following the conversion of its Converting Preference Shares will depend on the timing of the conversion. Assuming that all Options are exercised (including the Trimark Options the subject of Resolution 2) and all Converting Preference Shares are converted (including Rank's Converting Preference Shares), Rank would hold voting power of 57.58%. This would represent an increase in voting power from Rank's minimum voting power after exercise of the Trimark Options (see paragraph 3.4) of 3.86%. If Rank converts its Converting Preference Shares before other Converting Preference Shares are converted and after all Options have been exercised, Rank's voting power would be 63.40%. This represents a maximum increase in voting power of 9.68%.

As noted above, shareholders of Burns Philp at the 1998 Meeting and 1999 Meeting have already approved Rank acquiring shares pursuant to the exercise of Options, which depending on the occurrence of certain events could have had the effect of taking its voting power up to a maximum of 59.46%. The conversion of Rank's Converting Preference Shares after the Conversion Date is unlikely to take Rank's voting power beyond that level.

4.4 Expert report

As set out above in section 3.5, the Independent Directors commissioned an independent expert's report from PricewaterhouseCoopers which appears at Annexure A to this Explanatory Memorandum.

The PricewaterhouseCoopers' report concludes that the issue of the shares on the conversion of the Rank Converting Preference Shares is fair and reasonable to the non associated shareholders of Burns Philp. You should read the report in full.

4.5 Other required information

ASIC Policy Statement 74 requires that the Explanatory Memorandum set out certain prescribed information, which is set out below.

(a) **The identity, associations with the person who will be issued the shares (and with any of its associates) and qualifications of any person who is intended or will become a director if the shareholders agree to the issue.**

Rank does not intend to make any additions to the board consequent upon the conversion of its Converting Preference Shares. However, the board has resolved to appoint Mr Bryce Murray, an employee of Rank, as an addition to the board of Burns Philp. In accordance with the ASX Listing Rules and Burns Philp's constitution, Mr Murray will stand for re-election at the forthcoming Annual General Meeting.

(b) **Rank's intentions**

Rank does not currently intend to convert any of the Rank Converting Preference Shares prior to the Conversion Date. Rank is not in a position to state its intentions for Burns Philp over the next three years. Rank's current intentions in relation to Burns Philp are set out above at section 3.6(b).

(c) **When the issue is to be completed**

Conversion of Rank's Converting Preference Shares could occur at any time between the date of the resolution approving the conversion of Rank's Converting Preference Shares and the Conversion Date (being 5 years after the issue, August 2006).

However, Rank's present intention is not to convert the Converting Preference Shares until the Conversion Date.

(d) **The interests of the directors in the resolution**

Mr Graeme Hart is a related party of Burns Philp by virtue of his position as a director of Burns Philp, and he also controls Rank Group Limited. Mr Hart will hold voting power in the shares issued to Rank upon conversion of the Converting Preference Shares held by Rank.

(e) **The identity of the directors who approved or voted against the proposal to put the resolution to shareholders and the relevant explanatory memorandum.**

The following directors voted as follows in relation to putting the resolution to shareholders:

Director	Vote
Alan McGregor AO	For
Mark Burrows	For
Thomas Degnan	For
Fred Smith	For

Note: As Mr Graeme Hart has an interest in the outcome of this resolution, he absented himself from the Board Meeting and did not vote in relation to this resolution. Mr Bryce Murray was not a director at the time the resolution was adopted.

(f) **The recommendation or otherwise of each director as to whether non-associated shareholders should agree to the issue and the reasons for that recommendation or otherwise.**

The Independent Directors, Alan McGregor, Mark Burrows, Tom Degnan and Fred Smith recommend that the non-associated shareholders vote in favour of the resolution for the reasons set out in this Explanatory Memorandum.

Glossary

1998 Meeting means the Extraordinary General Meeting held by Burns Philp on 26 February 1998;

1999 Meeting means the Extraordinary General Meeting held by Burns Philp on 11 June 1999;

ASIC means the Australian Securities and Investment Commission;

Australian Stock Exchange means the Australian Stock Exchange Limited;

Board means the board of directors of Burns Philp;

Company means Burns, Philp & Company Limited (ABN 65 000 000 359) and, where appropriate, includes its subsidiaries and any of them;

Converting Preference Shares means the converting preference shares issued on 13 August 2001 pursuant to approval by the shareholders of Burns Philp at an extraordinary general meeting held on 15 June 2001;

Conversion Date means 13 August 2006;

Explanatory Memorandum means the document so entitled accompanying this Notice of Extraordinary General Meeting of Burns Philp, of which this Glossary forms a part, and includes the Annexures;

Extraordinary General Meeting means the general meeting of Burns Philp to be held on 23 July 2003 to approve the resolutions set out in the Explanatory Memorandum;

GF Notes means US$200,000,000 unsecured notes of Goodman Fielder issued pursuant to a private placement in the United States;

GF Notes Loans means the loans referred to in section 2.1;

Goodman Fielder means Goodman Fielder Limited ABN 44 000 003 958;

Goodman Fielder Group means Goodman Fielder and all of its subsidiaries;

Independent Directors means the directors who have no personal interest in the outcome of Resolutions 2 and 3, being Messrs Alan McGregor, Mark Burrows, Tom Degnan and Fred Smith;

Meeting Record Date means 10.00pm (Sydney time) on Monday, 21 July 2003;

Options means the options to subscribe for ordinary shares in Burns Philp which were issued on 17 August 1998, 14 December 1999 and 23 December 1999, the issue of which was approved by shareholders of Burns Philp at extraordinary general meetings on 26 February 1998 and 11 June 1999, which expire in August 2003;

Rank means Rank Group Limited, incorporated in New Zealand, or one or more wholly-owned subsidiaries of Rank Group Limited;

Resolutions means the resolutions set out in this Notice of Extraordinary General Meeting;

Takeover means the offer by BPC1 Pty Limited, a wholly owned subsidiary of Burns Philp, to acquire all the shares in Goodman Fielder, dated 3 January 2003 and which closed on 28 March 2003;

Takeover Facilities means:

- a TLA Senior Funding Agreement dated 16 January 2003, an A$1,300 million Term A Facility Agreement dated 16 January 2003 and an A$100 million Revolving Facility Agreement dated 16 January 2003 (amended and restated by further documentation executed on 21 February and 4 March 2003);
- a US$270 million TLB Credit Agreement dated 20 February 2003 in relation to the Term Loan B Facility (amended and restated by further documentation on 26 February 2003);
- a US$65 million TLB Tranche 2 Credit Agreement dated 20 February 2003 in relation to the TLB Tranche 2 Facility (amended and restated by further documentation on 3 March 2003);

- US$400 million and US$210 million unsecured high yield notes issued pursuant to private placements in the United States in June 2002 and February 2003;
- a NZ$175 million subordinated bridge loan, which is being repaid by the proceeds of the issue of up to NZ$250 million unsecured subordinated notes in New Zealand and possibly Australia; and
- the unsecured subordinated notes to be issued in New Zealand and possibly Australia referred to above;

Trimark Options means 31,320,000 Options, part of a parcel acquired by Rank from Trimark Investments Management Inc. on 9 December 1999; and

voting power, and increase in voting power, of Rank is the same as that of its associates, being Mr Graeme Hart, Kintron Developments Limited and Millstreet Investments Limited and other subsidiaries constituting Rank.



PricewaterhouseCoopers Securities Ltd
ACN 003 311 617
ABN 54 003 311 617
Holder of dealer's licence No 11203

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

The Independent Directors
Burns Philp & Company Limited
Level 23
56 Pitt Street
SYDNEY NSW 2000

13 June 2003

Independent Expert's Report on Proposals to approve the exercise of options and the conversion of converting preference shares in accordance with Section 611(7) of the Corporations Act

Dear Sirs

Introduction

Rank Group Limited (Rank) currently holds significant interests in the ordinary shares of Burns Philp & Company Limited (Burns Philp or the Company) and securities that give rights over ordinary shares. Its interest in each security type as at the date of the explanatory memorandum is summarised below:

	Securities on issue million	Rank interest million	Rank interest %
Ordinary shares	1,778.3	1,057.2	59.5
Options exercisable up to 14 August 2003	254.0	34.5	13.6
Converting preference shares (CPS)	797.4	537.6	67.4
	2,829.6	1,629.3	57.6

In accordance with shareholders' resolutions passed at general meetings on 26 February 1998 and 11 June 1999, Rank is entitled to exercise 3.2 million options without reference to the creep provisions set out in Section 611(9) of the Corporations Act. However, at present, the balance of the options and all the CPS held by Rank comprising 31.3 million options (the Unapproved Options) and 537.6 million CPS, may only be exercised or converted to the extent that:

- a resolution passed by Non-Associated Shareholders in accordance with Section 611(7) of the Corporations Act approves such an exercise or conversion, or



- exercise or conversion in any period is restricted to the number of securities allowed under Section 611(9) (ie 3% of the voting shares every six months).

Rank is unable to exercise the Unapproved Options prior to 14 August 2003 without approval under Section 611(7).

Resolutions 2 and 3 (the Proposals) to be voted upon by the shareholders of Burns Philp other than Rank (the Non-Associated Shareholders) are respectively to approve in accordance with Section 611(7) of Corporations Act:

- the future exercise of 31.3 million options (the Unapproved Options); and
- the conversion of 537.6 million CPS held by Rank.

Since the Proposals are subject to shareholder approval, you have requested PricewaterhouseCoopers Securities Ltd to advise whether, in our opinion, the Proposals are fair and reasonable to the Non-Associated Shareholders.

As set out in our conclusions in Section 6, based on our assessment that the Proposals have no significant impact on the Non-Associated Shareholders, we conclude that the Proposals subject to Resolutions 2 and 3 are fair and reasonable having regard to the interests of the Non-Associated Shareholders.

The balance of our report is set out under the following main headings:

Appendices



1 Purpose of our report

Section 606 of the Corporations Act prohibits the acquisition of an interest of more than 20% of the voting shares of a company or the acquisition of further shares, where an interest of more than 20% is already held, without making an offer to all shareholders of the company. An exception to the general prohibition is set out in Section 611(7), whereby such an acquisition is allowed where the acquisition is approved by a majority of shareholders at a general meeting and no votes are cast in respect of shares held by the acquirer or its associates. A further exception to the prohibition is that small purchases of shares comprising less than 3% of the ordinary share capital in any period of six months are permitted under Section 611(9) where an interest of more than 20% is already held.

The Proposals relate to the ability of a holder of options and CPS to exercise options or convert CPS to acquire ordinary shares. As such, the Proposals facilitate acquisitions of ordinary shares that hold voting rights in Burns Philp at future dates.

Since the Proposals would allow Rank, which already holds significantly more than 20% of the ordinary shares in Burns Philp, to increase its interest in the ordinary share capital by more than the increase permitted by Section 611(9), the Proposals require the approval of the Burns Philp shareholders under Section 611(7).

Australian Securities and Investments Commission (ASIC) Policy Statement 74 requires that shareholders voting on a Section 611(7) resolution must be provided with sufficient information to assess the merits of the proposal including a report, prepared by either the independent directors or an independent expert, stating whether the proposed issue is fair and reasonable in so far as the Non-Associated Shareholders of the company are concerned.

PricewaterhouseCoopers Securities Ltd has been engaged by the Directors to prepare an independent expert's report on the Proposals to be included in an explanatory memorandum to be sent to the Burns Philp shareholders in connection with the Proposals.

This report has been prepared solely for the purpose of assisting the Non-Associated Shareholders of Burns Philp in considering the Proposals, details of which are set out in the attached explanatory memorandum and are subject to Resolutions 2 and 3.



Specifically this report has not been prepared to provide information to parties considering the purchase or sale of any security in Burns Philp or the provision of loan finance or other financial assistance to the Company. Accordingly, we do not assume any responsibility or liability for any losses suffered as a result of the use of this report contrary to the provisions of this paragraph.



2 Proposals subject to resolutions

The Proposals are described in detail in the explanatory memorandum to which this report is attached. In summary, the Proposals relate to approving:

- the exercise of the 31.3 million Unapproved Options held by Rank (Resolution 2)
- the conversion of 537.6 million CPS held by Rank (Resolution 3).

The Directors of Burns Philp advise that no further transactions are currently planned between Burns Philp and Rank or its associates.



3 Basis of our evaluation

ASIC and its predecessor have issued guidance in respect of the matters to be dealt with in reports required under Section 611(7) of the Corporations Act. Specifically, this guidance is provided in ASIC Policy Statement 74 and Practice Note 43.

In assessing whether the Proposals subject to Section 611(7) approval are fair and reasonable from the perspective of the Non-Associated Shareholders of Burns Philp, we have had regard to the criteria set out in ASIC Policy Statement 74. The Policy Statement directs an expert preparing a Section 611(7) report to consider all circumstances of a proposal and compare the likely advantages and disadvantages for non-associated shareholders if the proposal is agreed to, with the advantages and disadvantages to those shareholders if it is not.

ASIC Policy Statement 74 provides specific guidance in relation to matters relevant to the consideration of a proposal to be voted on under S611(7). However, the guidance largely relates to situations where new securities are being issued or a party is acquiring existing securities. Accordingly, such guidance is not specific to the current Proposals which relate to a variation to the rights of existing securities to be exercised or converted into ordinary shares.

In the context of the current Proposals, we have applied the broad test for the interests of Non-Associated Shareholders set out above. In applying the above test, we have had particular regard to the following matters:

- the impact of the Proposals on the degree of control over the Company exercised by Rank
- the impact of the Proposals on the likelihood of a possible takeover offer for the shares in Burns Philp
- the impact of the Proposals on the financial resources of the Company, including the capacity to pay dividends on ordinary shares in future
- the likely impact of the Proposals on the market in the ordinary shares and other securities of the Company.

Based on these factors and other considerations, we have assessed the balance of potential advantages and disadvantages of each of the Proposals to the Non-Associated Shareholders.



4 Company background

Burns Philp was incorporated in 1883 and operated as a diversified group with interests in shipping, distribution and retailing. From 1980 onwards, the group increasingly concentrated on operations in the yeast and food sectors with significant international acquisitions.

Following significant changes in the ownership and capital structure of Burns Philp in 1998, there was a major rationalisation in the businesses of the group with activities being focused on an international yeast business and a herbs and spice business in North America. The yeast business is the second largest participant in that industry sector internationally with market leadership in a number of significant national markets.

In December 2002, Burns Philp made a takeover offer for Goodman Fielder, valuing the Goodman Fielder equity at $2.2 billion. The takeover offer was successful and Burns Philp moved to compulsorily acquire ordinary shares for which acceptances had not been received. The acquisition of Goodman Fielder by Burns Philp was primarily funded by debt. Arising from the acquisition, the level of debt in the Company is high relative to equity.

Equity structure of the Company

At the date of the explanatory memorandum the ordinary share capital of Burns Philp, together with securities that may be exercised to acquire, or convert into, ordinary shares, was as summarised below:

	Million
Ordinary shares	1,778.3
Options	254.0
CPS	797.4
	2,829.6



Burns Philp & Company Limited
13 June 2003

Ordinary shares

The price at which the Burns Philp ordinary shares have traded on the Australian Stock Exchange (ASX) in the year to 12 June 2003, together with daily volumes traded, are summarised below:


Burns Philp Ordinary Shares
Price
Volume
$0.80
$0.70
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
Price
50
45
40
35
30
25
20
15
10
5
0
Volume (millions)
12-Jun-02 11-Jul-02 9-Aug-02 9-Sep-02 8-Oct-02 6-Nov-02 5-Dec-02 5-Jan-03 3-Feb-03 4-Mar-03 2-Apr-03 1-May-03 30-May-03

Other than Rank, no party holds more than 5% of the ordinary shares. The five largest registered holders of ordinary shares at 12 June 2003 were:

	Shares million	%
Rank (via Kintron Developments and Millstreet Investments)	1,057.2	59.5
Westpac Custodian Nominees[1]	92.0	5.2
National Nominees	74.1	4.2
JP Morgan Nominees	29.3	1.6
ANZ Nominees	18.9	1.1
Other shareholders	506.8	28.4
	1,778.3	

Notes:
(1) Relates to more than one beneficial owner.



Burns Philp & Company Limited
13 June 2003

Options

The options on issue are exercisable at any time up to 14 August 2003 at an exercise price of 20 cents per ordinary share. Each option gives the right to acquire one ordinary Burns Philp share. To the extent that options are unexercised at 14 August 2003, they will lapse. The options are listed on the ASX. Prices at which the options traded in the year to 12 June 2003, together with volumes traded, on the ASX are summarised below:


Burns Philp Options
Price
Volume
$0.60
$0.50
$0.40
$0.30
$0.20
$0.10
$0.00
Price
14
12
10
8
6
4
2
0
Volume (millions)
12-Jun-02
11-Jul-02
9-Aug-02
9-Sep-02
8-Oct-02
6-Nov-02
5-Dec-02
3-Jan-03
3-Feb-03
4-Mar-03
2-Apr-03
1-May-03
30-May-03



The five largest holders of the options at 12 June 2003 were:

	Options million	%
Rank (via Kintron Developments)	34.5	13.6
JP Morgan Nominees	14.8	5.8
CSFB Fourth Nominees	13.0	5.1
Queensland Investment Corporation	11.8	4.7
Permanent Trustee Australia	10.7	4.2
Other option holders	169.2	66.6
	254.0	

CPS

The CPS have an issue price of 30 cents and a fixed dividend of 7.5% on issue price payable quarterly. The payment of dividends on the CPS is subject to there being profits available for the payment of dividends. To the extent that dividends are not paid on the CPS in any period, or the dividend declared is less than the dividend entitlement, the shortfall will be added to the dividend entitlement of the CPS for the following dividend period. No dividend may be paid on an ordinary share unless all dividend entitlements on the CPS have been paid.

Each CPS will convert into one ordinary Burns Philp share at any time up until August 2006 at the option of the holder or otherwise in August 2006, except where such conversion of the CPS would result in a breach of Section 606 of the Corporations Act. In this latter circumstance, the CPS will continue as converting preference shares – accruing preferential dividends at a rate equal to that paid on ordinary shares– until such time as they can be converted. The practical implication of this term is that Rank would continue to hold CPS to the extent that conversion within the restrictions of Section 611(9) is not possible in August 2006 or subsequently.



Burns Philp & Company Limited
13 June 2003

The CPS are listed on the ASX. Prices at which the CPS traded in the year to 12 June 2003, together with volumes traded, on the ASX are summarised below:


Burns Philp Preference Shares
Price
Volume
Price
Volume (millions)
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
60
50
40
30
20
10
0
12-Jun-02 11-Jul-02 9-Aug-02 9-Sep-02 8-Oct-02 6-Nov-02 5-Dec-02 3-Jan-03 3-Feb-03 4-Mar-03 2-Apr-03 1-May-03 30-May-03

These five largest holders of CPS at 12 June 2003 were:

	CPS million	%
Rank (via Kintron Developments and Millstreet Investments)	537.6	67.4
National Nominees	44.5	5.6
Westpac Custodian Nominees	26.7	3.3
JP Morgan Nominees	24.7	3.1
ANZ Nominees	21.1	2.6
Other CPS holders	142.8	18.0
	797.4	



Burns Philp & Company Limited
13 June 2003

Interests of Rank

As summarised below, at the date of the explanatory memorandum Rank held approximately 59% of the ordinary shares in Burns Philp and significant interests in the two classes of security that may be exercised to acquire ordinary shares or convert into ordinary shares. This percentage ownership of ordinary shares by Rank is anticipated to decline with the exercise of options by other option holders up to August 2003.

	Securities on issue million	Rank interest million	Rank interest %
Ordinary shares	1,778.3	1,057.2	59.5
Options exercisable up to 14 August 2003	254.0	34.5	13.6
Converting preference shares (CPS)	797.4	537.6	67.4
	2,829.6	1,629.3	57.6

However, only the ordinary shares have voting rights and, as such, exert control.



Burns Philp & Company Limited
13 June 2003

5 Assessment of the Proposals

We have assessed the future disposition of shareholdings based on the following scenarios:

- if Resolution 2 is approved and if it is rejected
- if Resolution 3 is approved or rejected, and:
  - Rank seeks to convert maximum number of CPS under the creep provisions
  - Rank converts no CPS prior to August 2006
  - Rank seeks to convert CPS prior to August 2006.

In evaluating each scenario, it is assumed that Rank makes no acquisition of ordinary shares during the period to 20 August 2006 other than by way of exercising options or converting CPS.

The level of voting interest held by Rank in the ordinary shares under the scenarios, assuming all options are exercised in the period up to August 2003, is summarised in the following tables:

Resolution 2	**Approved Rank interest %**	**Rejected Rank interest %**
Rank interest upon exercise of all August 2003 options	53.7	52.2 [1]

Note:
(1) Assumes that Rank sell Unapproved Options if Resolution 2 is rejected and all options exercised.

Assuming Resolution 2 is approved.

Resolution 3	**Approved Rank interest %**	**Rejected Rank interest %**
Rank seeks maximum conversion of CPS after six months (and no other CPS convert)	63.4	56.7
Conversion of Rank CPS occurs in August 2006 (to maximum extent allowed)	57.6	56.7[1]

Note:
(1) Conversion of the balance of the CPS would occur in February 2007 and Rank would move to a 57.6% interest at that date.



In the above analysis it is assumed that all options are exercised up to August 2003. Specifically it is assumed that if Rank cannot exercise the Unapproved Options, it will sell them in the market. Analysis of trading in Burns Philp shares and options during the year to 31 May 2003 suggests such a sale could be absorbed by the market, but it is possible such a sale might marginally depress the share price for a period.

We have also considered a situation where CPS holders other than Rank convert all their CPS subsequent to August 2003. Initially such a conversion would reduce Rank's interest to 47.6% (assuming Resolution 2 had been passed). However, Rank would be entitled, under the creep provisions, to convert CPS to return to its previous level of interest 53.7% and make further conversions to the extent possible under the creep provisions.

Assessing the implications of the Proposals subject to the Resolutions, we have compared the position of the Non-Associated Shareholders on the assumption that each Resolution proceeds to their position if each Resolution is rejected.

The main implications of Resolution 2 being approved are:

- Rank will be entitled to exercise all the options it holds in the period up to 14 August 2003. Assuming no CPS are converted, but all options are exercised, Rank's interest in the ordinary shares of Burns Philp at 14 August 2003 would be 53.7%.

If Resolution 2 is not approved by the Non-Associated Shareholders, the main implications are:

- Rank will be unable to exercise 31.3 million of the options it holds, but the options are unlikely to expire given the current ordinary share price and logically Rank would sell the options on the market. If the Resolution is not approved, but Rank exercises all options for which it already holds approval to exercise and all other option holders exercise, its interest in the ordinary shares at 14 August 2003 would be 52.2%.



The main implications of Resolution 3 being approved are:

- Rank would have the ability to convert the CPS at any time up to August 2006. Given that the CPS have an annual dividend of 2.25 cents per CPS while no dividends are currently being paid on the ordinary shares, such conversion would logically only occur if the ordinary shares were paying dividends of a higher amount

- if the Company commenced paying ordinary dividends at an annual rate in excess of 2.25 cents per share prior to August 2006, Rank would be able to convert its entire holding of CPS and participate in the higher dividend stream

- all CPS held by Rank at August 2006 would automatically convert to ordinary shares irrespective of whether the relative dividends on ordinary shares and CPS make such conversion attractive at that time

- assuming Rank converted all its CPS at the same time as all other holders of CPS (and assuming all options are exercised), its interest in the ordinary shares of Burns Philp would be 57.6%

- if Rank converted all its CPS, but no other CPS holder converted (and assuming all options were exercised), its interest in the ordinary shares of Burns Philp would be 63.4%.

If Resolution 3 is not approved by the Non-Associated Shareholders, the main implications are:

- to the extent that CPS were not converted prior to August 2006 and conversion under Section 611(9) was not permitted at that date, all the CPS held by Rank may not convert and may continue to be CPS until such time as they can legally be converted into ordinary shares. In practice, virtually all CPS held by Rank would convert at August 2006 and only approximately 60 million CPS would remain on issue and convert in February 2007. Such CPS would accrue dividends based on dividends paid on ordinary shares

- if CPS held by Rank only convert at August 2006 to the extent possible under the creep provisions, the interest of Rank in the ordinary share capital of Burns Philp would be 56.7%, however this would not significantly affect the position of Rank as a controlling shareholder



- if the Company commenced paying ordinary dividends at an annual rate in excess of 2.25 cents per share prior to August 2006, the ability of Rank to convert CPS and participate in the higher dividend stream would be restricted by the creep provisions. However, in practice in such a situation, CPS holders other than Rank would be likely to convert and hence, within the restrictions of the creep provisions, Rank would be able to convert all but approximately 60 million of its CPS. The balance of the CPS would be convertible six months after the first such conversion.

Analysing the implications of the Resolutions from the perspective of the Non-Associated Shareholders, there is no impact in a number of areas:

- the Proposals do not involve the issue of new securities that would affect their fully diluted interest in the equity of Burns Philp
- to the extent that any bidder for Burns Philp would be likely to make an offer for both the ordinary shares and CPS of Burns Philp, the Proposals are unlikely to increase or decrease the likelihood of a future takeover offer for Burns Philp.

Considering areas where the Proposals may potentially affect the interest of the Non-Associated Shareholders:

- if Resolution 2 is rejected, Rank would realise 31.3 million options in the market. Potentially the sale of this significant interest would marginally depress the ordinary share price of Burns Philp in the short term
- if Resolution 2 is approved, the interest of Rank in the ordinary share capital would be approximately 53.7% following the assumed exercise of all options up to 14 August 2003 as opposed to 52.2% if Resolution 2 was rejected. Realistically this has no impact on the degree of control over the Company by Rank
- if Resolution 3 is approved and there are no significant payments of ordinary dividends up to August 2006, all CPS held by Rank are likely to convert to ordinary shares in August 2006. The interest of Rank in the ordinary shares (assuming Resolution 2 is passed) at August 2006 would be 57.6%. If Resolution 3 is rejected and assuming no conversion by Rank prior to August 2006, the interest of Rank in the ordinary shares of Burns Philp at August 2006 would be 56.7%. Assuming Rank made no further purchases of ordinary



shares in the intervening period, the balance of Rank's CPS would convert in February 2007 and Rank's interest would increase to 57.6%

- if Resolution 3 is approved and ordinary dividends at an annual rate in excess of 2.25 cents per share are paid prior to August 2006, Rank is not restricted in its ability to convert CPS and hence participate in the higher dividend stream. In practice, this is of limited benefit as, if one assumes other CPS holders would convert in such a situation, Rank would be able to convert substantially all its CPS within the restrictions of the creep provisions
- if Resolution 3 is approved, there will no longer be securities on issue after August 2006 with preferential rights relative to ordinary shares
- if Resolution 3 is approved and if Rank immediately converted all its CPS (and no other holder of CPS converted), its interest would increase to 63.4%. Arguably this would put Rank in a stronger position to pass a special resolution (which requires the support of 75% of votes cast). In practice, if such a resolution was proposed, CPS holders other than Rank would be able to convert. If all other CPS holders converted, Rank's interest would be reduced to 57.6%.

Analysing the above implications of the Proposals subject to Resolution 2 and Resolution 3, we note that they may facilitate Rank achieving marginally higher percentage interests in the ordinary share capital of the Company. However, there are minor compensating benefits and, in practice, the increased level of holding by Rank arising from the Proposals has no impact on the level of control exercised by Rank over Burns Philp.

Addressing other matters required by ASIC Policy Statement 74 by an expert in making a report and Section 611(7) we note:

- no party would receive a premium for control as a result of the approval of the Proposals and there is no change in control
- the approval of the Proposals would not be likely to deter the making of a takeover bid for the Company.



6 Conclusion

The Proposals have limited implications for the Non-Associated Shareholders. The Proposals may facilitate Rank achieving marginally higher percentages of the ordinary share capital of the Company, but there are minor compensating benefits and, in practice, the Proposals do not affect the level of control exercised by Rank over Burns Philp.

Approval of Resolution 2 would allow Rank to achieve an interest of 53.7% in the ordinary share capital of the Company following the exercise of all options up to August 2003 as opposed to an interest of 52.2% if the Resolution 2 is rejected.

There is a slight benefit to ordinary shareholders in that if Resolution 2 is not approved Rank would be likely to sell 31.3 million Unapproved Options in the market. Such a sale might potentially depress marginally the Burns Philp ordinary share price for a brief period.

Approval of Resolution 3 would give Rank the ability to immediately convert all its holding of CPS. Assuming this occurred immediately following the exercise of all options, and no other CPS holders converted, Rank could increase its interest in ordinary shares to 63.4%. However this would reduce to 57.6% if all other CPS holders converted immediately following the conversion by Rank.

Assuming the conversion of CPS does not occur until the date of forced conversion (August 2006), approval of Resolution 3 would mean Rank would move to a 57.6% interest in the ordinary shares. If Resolution 3 was rejected fewer CPS held by Rank would convert and hence Rank would have a slightly lower interest of 56.7% at August 2006. Rank would move to a 57.6% interest with further conversion at February 2007. The implication would be that approximately 60 million CPS would remain on issue for approximately six months subsequent to August 2006 if Resolution 3 is not approved.

Neither Resolution has a material impact on the likelihood of a future takeover offer for the ordinary shares in Burns Philp.



Accordingly, based on our assessment that the Proposals have no significant impact on the Non-Associated Shareholders, we conclude that the Proposals subject to Resolutions 2 and 3 are fair and reasonable having regard to the interests of the Non-Associated Shareholders.

Yours faithfully

Richard Stewart
Authorised Representative

Mark Reading
Authorised Representative



Appendix A

Declarations and Disclosures

Qualifications

PricewaterhouseCoopers Securities Ltd (PwCS) is wholly owned by PricewaterhouseCoopers (PwC). The firm has extensive experience in providing corporate financial advice and in preparing independent expert's reports. PwCS is a licensed Dealer under the Corporations Act. Richard Stewart, the person responsible for this report, is a partner of PwC, a member of The Institute of Chartered Accountants in Australia, an MBA and has had over 7 years experience in the preparation of independent expert's reports and the valuation of shares and businesses. Mark Reading is a partner of PwC, a chartered accountant, a member of the Securities Institute of Australia and holds an MBA. He has sixteen years experience in the preparation of independent expert's reports and valuations.

Declarations

Neither PwCS nor PwC has any interest in the outcome of the Offer. PwCS is entitled to receive a fee estimated to be $60,000 (excluding Goods and Services Tax (GST)) for preparing this report and will be reimbursed for out-of-pocket expenses incurred. The fees payable to PwCS are payable regardless of the outcome of the Offer. In addition, PwCS has been indemnified by Burns Philp in relation to any claim arising from or in connection with its reliance on information provided by Burns Philp. None of PwCS, PwC, Richard Stewart or Mark Reading hold shares in Burns Philp and has not held any such beneficial interest in the previous two years.

None of PwCS, PwC, Richard Stewart, nor Mark Reading has any relationship with Burns Philp or any other party interested in the Proposals that affects their independence in preparing this report.

Purpose of report

This report has been prepared at the request of the directors of Burns Philp for inclusion in an explanatory memorandum to accompany a notice of meeting of shareholders and should not be used for any other purpose. In particular, it is not intended that this report should serve any purpose other than an expression of our opinions on the Proposals. This report has been prepared solely for the benefit of the directors of Burns Philp and for the benefit of those persons who are expressly entitled to vote at the meeting. Neither the whole or any part of this report nor any reference to it may be included in or attached to any document, circular, resolution, letter or statement (other than the explanatory memorandum mentioned above) without the prior written consent of PwCS to the form and context in which it appears.



Appendix A

Disclaimer and consents

PwCS' sole involvement in this explanatory memorandum has been the preparation of this report and accordingly we take no responsibility for the content of the explanatory memorandum as a whole.

PwCS has consented to the inclusion of this report in the form and context in which it is included as a annexure to the explanatory memorandum to be sent to shareholders in Burns Philp.